Exhibit 99.1



Alcon®



Alcon, Inc. Annual General Meeting

May 20, 2010

Safe Harbor Statement

This presentation, made on May 20, 2010, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 16, 2010.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Delivered Solid Operating Performance in 2009

- Sales rose 3.3% to $6.5 billion
  - Organic growth was 6.3%
  - Excellent results in challenging market environment

- Net earnings declined 2.0% to $2.0 billion
  - Adjusted net income increased 13.3%
  - Disciplined actions and spending
  - Continued to invest in research and market development

- Key growth drivers all performed well
  - Advanced Technology IOLs grew 32.4% organically (29.3% reported)
  - Glaucoma sales rose 20.7% organically (17.4% reported)
  - Emerging market sales increased 11.2% organically (1.0% reported), with BRIC nations rising 16.7% organically (6.0% reported)

Investing in and Building for the Future

- Made significant progress on research capabilities
  - Expanded and refocused internal resources
  - Developed rigorous new processes to evaluate and move projects forward
- Increased access to compounds and technologies
  - AstraZeneca collaboration provides opportunity to test hundreds of compounds across multiple areas
  - ESBATech acquisition positions Alcon as the "biotech company of the eye"
- Business development delivering near term growth
  - Optonol® further broadens glaucoma portfolio
  - Sirion transaction provides potent steroid in Durezol®

Alcon®

Strong Performance in a Challenging Environment



Full Year Global Sales
(dollars in millions)
+3.3% Reported
+6.3% Organic Growth
$6,600
$6,400
$6,200
$6,000
$6,294
$6,499
FY 2008
FY 2009

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Balanced Global Growth

U.S. / International Sales Growth



$8,000
$6,000
$4,000
$2,000
$0
(dollars in millions)
United States
Developed International
Emerging Markets
50.3%
36.2%
13.5%
50.3%
35.1%
14.6 %
47.7%
36.8%
15.5%
44.6%
37.1%
18.3%
44.8%
37.3%
17.9%
2005
2006
2007
2008
2009

2009 Sales Growth

Reported	Organic Growth*
+3.8%	+3.8%
+3.7%	+ 6.9%
+ 1.0%	+ 11.2%

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Diversification Across Therapeutic Areas

Full Year Global Sales by Product Line



$4,000
$3,000
$2,000
$1,000
$0
(dollars in millions)
+4.5% Reported
+7.6% Organic Growth
+4.0% Reported
+7.1% Organic Growth
-3.2% Reported
0.0% Organic Growth
$2,561
$2,677
$2,881
$2,997
$852
$825
Pharmaceuticals
Surgical
Consumer
2008
2009

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Gross Profit

Full Year

(dollars in millions)


$5,000
$4,800
$4,600
$4,400
+1.3%
$4,822
$4,885
FY 2008
FY 2009

% of Sales	76.6%	75.2%

Alcon®

Operating Income

Full Year Reported

(dollars in millions)



$2,400
$2,300
$2,200
$2,100
$2,000
+2.2%
$2,213
$2,261
FY 2008
FY 2009

Full Year Adjusted

(dollars in millions)



$2,400
$2,300
$2,200
$2,100
$2,000
+3.0%
$2,213
$2,280
FY 2008
FY 2009

	FY 2008	FY 2009
% of Sales (Reported)	35.2%	34.8%
% of Sales (Adjusted)	35.2%	35.1%

Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Net Earnings

Full Year Reported

(dollars in millions, except EPS)



$2,300
$2,000
$1,700
$1,400
-2.0%
EPS $6.79
$2,047
EPS $6.66
$2,007
FY 2008
FY 2009

Full Year Adjusted

(dollars in millions, except EPS)



$2,300
$2,000
$1,700
$1,400
+13.3%
EPS $6.00
$1,811
EPS $6.81
$2,051
FY 2008
FY 2009

	Reported FY 2008	Reported FY 2009	Adjusted FY 2008	Adjusted FY 2009
% of Sales	32.5%	30.9%	28.8%	31.6%

Adjusted diluted EPS and net earnings measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Steady Cash Flow


Cash Flow from Operations
(dollars in millions)
$2,800
$2,400
$2,000
$1,600
$1,200
$800
$1,235
$1,406
$1,470
$2,032
$2,416
2005
2006
2007
2008
2009

% Reinvested into Capital Spending	13.1%	15.8%	15.4%	14.9%	14.2%

Attractive Dividend Payout

Dividend Historical Payout vs. 2010 Proposal



(dollars in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
$107
$169
$302
$417
$613
$750
$1,048*
$1,112
Proposed 2010 Dividend
2003
2004
2005
2006
2007
2008
2009
2010

* 2009 dividend includes the impact related to the $236 million tax benefit in 2008.

2010 Dividend proposal will be put to a shareholder vote on May 20, 2010. Dividend declared in Swiss francs.


OCCASVS
CREPVSCVLVM

Alcon®



Alcon, Inc. Annual General Meeting

May 20, 2010

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(in millions)

	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Change	Foreign Currency Change	Organic Change
Sales by Geography:					
United States	$ 2,914	2,807	3.8 %	--	3.8 %
Emerging Markets	1,163	1,152	1.0	(10.2)	11.2
Developed International	2,422	2,335	3.7	(3.2)	6.9
Total Global Sales	**$ 6,499**	**$ 6,294**	**3.3**	**(3.0)**	**6.3**
Sales by Product Line:					
Pharmaceutical	2,677	2,561	4.5 %	(3.1)	7.6 %
Surgical	2,997	2,881	4.0	(3.1)	7.1
Consumer Eye Care	825	852	(3.2)	(3.2)	--
Total Global Sales	**$ 6,499**	**$ 6,294**	**3.3**	**(3.0)**	**6.3**

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except share data)

	Operating Income		
	Full Year 2009	**Full Year 2008**	**2009 Growth %**
As Reported	$ 2,261	$ 2,213	2.2%
2009 Reduction in Force	19	--	--
As Adjusted	**$ 2,280**	**$ 2,213**	**3.0**

Note: Adjusted operating income measure the results of the company's operations without certain items that pertained only to the period presented. Management believes this measure is an important measure of the company’s operations because they provide investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except share data)

Net Earnings

	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$ 2,007	$ 2,047	(2.0)%
2009 Tax Adjustment	30	--	--
2009 Reduction in Force	14	--	--
2008 Tax Adjustment	--	(236)	--
As Adjusted	**$ 2,051**	**$ 1,811**	**13.3**

Diluted EPS

	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$ 6.66	$ 6.79	(1.9)%
2009 Tax Adjustment	0.10	--	--
2009 Reduction in Force	0.05	--	--
2008 Tax Adjustment	--	(0.79)	--
As Adjusted	**$ 6.81**	**$ 6.00**	**13.5**

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(USD in millions)

	Change		Foreign Currency Change	Organic Change	
Advanced Technology IOLs Sales	29.3	%	(3.1)	32.4	%
Glaucoma Sales	17.4		(3.3)	20.7	
BRIC Nations Sales	6.0		(10.7)	16.7	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Full Year 2009		Full Year 2008	
Global Sales	$ 6,499		$ 6,294	
Net Earnings As Reported	$ 2,007		$ 2,047	
% of Sales	**30.9**	**%**	**32.5**	**%**
Net Earnings As Adjusted	$ 2,051		$ 1,811	
% of Sales	**31.6**	**%**	**28.8**	**%**

Note: Adjusted net earnings measure the results of the company's operations without certain items that pertained only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®